UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 29 April 2020, London U.K.

GSK delivers strong Q1: sales £9.1 billion +19% AER, +19% CER (Proforma +10% CER*) Total EPS 31.5p; +87% AER; +89% CER; Adjusted EPS 37.7p +25% AER, +26% CER

Financial and product highlights
●
Reported Group sales £9.1 billion +19% AER, +19% CER (Proforma +10% CER*). Pharmaceuticals £4.4 billion +6% AER, +6% CER; Vaccines £1.8 billion +19% AER, +19% CER; Consumer Healthcare £2.9 billion +44% AER, +46% CER (Proforma +11% CER*)

●	Sales growth reflects strong underlying performance and additional impact from increased demand including stock building for many products
●	Total Respiratory sales £871 million +38% AER, +38% CER. Trelegy sales £193 million +>100% AER, +>100% CER. Nucala sales £210 million +38% AER, +38% CER
●	Total HIV sales £1.2 billion, +8% AER, +8% CER. Two-drug regimen sales £186 million
●	Shingrix sales £647 million +81% AER, +79% CER
●	Total Group operating margin 22.2%. Adjusted Group operating margin 29.4%, reflecting strong operating leverage (Pharmaceuticals 26.9%; Vaccines 47.5%; Consumer Healthcare 26.8%)
●	Total EPS 31.5p +87% AER, +89% CER reflecting good operating performance and an increase in the value of shares in Hindustan Unilever relating to the disposal of Horlicks in India
●	Adjusted EPS 37.7p +25% AER; +26% CER reflecting operating performance and lower tax rate resulting from a non-recurring revaluation of deferred tax assets
●	Q1 net cash flow from operations £965 million. Free cash flow £531 million
●	19p dividend declared for the quarter

Guidance
●	Based on current assessment of COVID-19, guidance for 2020 Adjusted EPS maintained; to be updated if needed as more information becomes available

Pipeline highlights
●	Zejula submission accepted by FDA and EMA in first-line maintenance treatment for women with ovarian cancer
●	Belantamab mafodotin granted FDA priority review for patients with relapsed or refractory multiple myeloma based on data from the pivotal DREAMM-2 study. PDUFA date set for August 2020
●	Cabenuva, first long-acting regimen for HIV, approved in Canada. Expect submission of reply to FDA Complete Response Letter mid-year
●	Fostemsavir submitted for approval to EMA for the treatment of HIV in adults
●	Multiple collaborations underway to develop adjuvanted vaccines for use against COVID-19, including with Sanofi
●	Agreement with Vir Biotechnology to research and develop solutions for coronaviruses, including using their monoclonal antibody platform technology

Q1 2020 results	Q1 2020	Growth
	£m	£%	CER%

Turnover	9,090	19	19

Total operating profit	2,014	41	42
Total earnings per share	31.5p	87	89

Adjusted operating profit	2,675	24	24
Adjusted earnings per share	37.7p	25	26

Net cash from operating activities	965	46
Free cash flow	531	>100

The Total results are presented under ‘Financial performance’ on page 11 and Adjusted results reconciliations are presented on pages 21 and 22. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 9 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 40. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 10. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 41 and 42.

*
Reported AER and CER growth rates include three months’ results of former Pfizer consumer healthcare business. Pro-forma CER growth rates are calculated as if the equivalent three months of Pfizer consumer healthcare business results, as reported by Pfizer, were included in the comparative period of Q1 2019. See ‘Pro-forma growth’ on page 10.

Emma Walmsley, Chief Executive Officer, GSK said:
“Responding to the COVID-19 pandemic is at the heart of our purpose as a company and GSK’s portfolio is both highly relevant and needed. We have mobilised efforts across the company and I want to thank all the GSK teams for their outstanding work to make sure our vital medicines, vaccines and everyday health products continue to be available to the people who need them. We have also taken action to deploy our science and technologies. Our primary aim is to develop multiple adjuvanted COVID-19 vaccines, and we are working with companies and institutions across the world to do so.

“Our business performed strongly in the quarter with growth in sales and earnings reflecting good underlying performance and increased demand, including stock-building, for many of our products. Looking ahead, we clearly face a period of considerable uncertainty, but we remain confident in the resilience and sustainability of GSK’s business and our ability to deliver on our long-term priorities of Innovation, Performance and Trust.”

GSK’s response to COVID-19

GSK’s businesses and portfolio are highly relevant to helping tackle the COVID-19 virus and we have mobilised across the company to respond to the pandemic, focusing on our people, business continuity and providing solutions to support the global response.

We are working hard to make sure our employees stay protected and supported, investing in high frequency employee engagement, as well as providing technology, resources and adjusted policies to support our people.

Our business is performing well and has demonstrated resilience in the face of significant demands. We have implemented business continuity plans across all our essential operations. The liquidity position of GSK remains strong and we have sufficient cash for our current operational needs and access to significant additional undrawn committed sources of finance if required. In our supply chains, we are closely monitoring all parts of our manufacturing network and have been able to respond quickly to fluctuations in demand. Within clinical trials we have implemented proactive measures to protect study participants, staff at clinical trial sites and our employees, while ensuring that regulatory compliance and the scientific integrity of our studies are maintained.

As we have seen elsewhere, recruitment for clinical trials has slowed due to disruption from the pandemic and diversion of resources to other clinical priorities. We are continuing to support enrolment of new patients into ongoing clinical studies, provided that investigators are confident they will be able to conduct the protocol required. Where necessary and based on our own assessments, we have proactively paused recruitment. We have a number of products undergoing regulatory review and, at this time, we do not anticipate any significant delays to regulatory approvals due to the pandemic.

However, this is clearly a very dynamic and uncertain situation and the ultimate severity, duration and impact of the pandemic remain unknown at this point. Despite the measures the company has taken, there are significant risks to business performance for the remainder of the year, and particularly over the next few months. These could include disruption to manufacturing activities and the supply chain including third parties, further restrictions in our ability to conduct clinical trials, limits on patients’ and customers’ ability to access certain elective or discretionary treatments, most notably vaccines such as Shingrix, while government containment measures are in place, and the impact of other government actions and restrictions in response to the pandemic. We continue to monitor these risks closely.

We are determined to support the global response to the pandemic by offering solutions, using our science, technology, portfolio and resources. Our primary aim is to develop multiple adjuvanted COVID-19 vaccines, using our innovative adjuvant technology, and we are collaborating with seven companies and institutions across the world, including in North America and China. The use of an adjuvant can be of particular importance in a pandemic situation since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and therefore contributing to the protection of more people, sooner.

Alongside vaccines, we are also exploring therapeutic options. Earlier this month, we entered into a collaboration with Vir Biotechnology to identify and accelerate new anti-viral antibodies that could be used as therapeutic or preventative options for COVID-19 or future coronavirus outbreaks. Additionally, we are screening GSK marketed and pipeline assets for potential anti-viral activity or potential use in prevention or treatment of symptoms related to COVID-19.

Beyond vaccines and medicines, we are also making other contributions using our capabilities and expertise, for example to support national testing centres. In addition, we are supporting global and local community funds, including the UN/WHO COVID-19 Solidarity Response Fund, to support distribution of essential supplies and PPE to health workers.

2020 guidance

At the time of announcing the full-year 2019 results on 5 February 2020 we provided guidance with respect to expected full-year 2020 Adjusted EPS, being a decline in the range of -1% to -4% at CER. This guidance reflected our expectations for growth in key new products, and the start of a two-year period in which we would continue to increase investment in these products and in our R&D pipeline, alongside implementation of our new programme which will prepare the Group for separation. This guidance excluded any impact in 2020 from any further material divestments beyond those previously announced and any potential impact on our business from the Coronavirus outbreak.

At this stage, we are unable to predict the ultimate disruptive impact of the COVID-19 pandemic on GSK’s business performance for the full-year 2020. The company performed strongly in the first quarter. However, as set out in ‘GSK’s response to COVID-19’ on page 2, there are significant internal and external risks to business performance for the remainder of the year, and particularly over the next few months. Based on our current assessment of the impact of COVID-19, we are maintaining our Adjusted EPS guidance for the year at this point, but we will, if needed, update guidance as more information becomes available to inform our expected financial performance for the full-year 2020.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 41 and 42.

If exchange rates were to hold at the closing rates on 31 March 2020 ($1.24/£1, €1.13/£1 and Yen 134/£1) for the rest of 2020, the estimated impact on 2020 Sterling turnover growth would be around flat and if exchange gains or losses were recognised at the same level as in 2019, the estimated impact on 2020 Sterling Adjusted EPS growth would also be around flat.

Results presentation

A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm BST on 29 April 2020. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance – Q1 2020

Turnover	Q1 2020

	£m	Growth £%	Growth CER%	Pro-forma growth CER%

Pharmaceuticals	4,396	6	6	6
Vaccines	1,805	19	19	19
Consumer Healthcare	2,862	44	46	11

	9,063	18	19	10

Corporate and other unallocated turnover	27

Group turnover	9,090	19	19	10

Group turnover was £9,090 million in the quarter, up 19% AER, 19% CER and 10% CER on a pro-forma basis, with growth delivered by all three businesses.

Pharmaceuticals turnover in the quarter was £4,396 million, up 6% AER, 6% CER. Additional COVID-19 related demand and stock building in Europe and the US had a positive impact on growth. Respiratory sales were up 38% AER, 38% CER to £871 million on growth of Trelegy Ellipta and Nucala. HIV sales of £1,207 million grew 8% AER, 8% CER. Sales of Established Pharmaceuticals declined 7% AER, 6% CER to £2,086 million.

Vaccines turnover grew 19% AER, 19% CER to £1,805 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed to growth, but Established Vaccines declined 3% AER, 3% CER to £912 million.

Reported Consumer Healthcare sales grew 44% AER, 46% CER to £2,862 million, largely driven by the inclusion of the Pfizer portfolio. Pro-forma sales grew 11% CER and 14% CER excluding brands divested/ under review. Growth was heavily impacted by consumer and government responses to the COVID-19 pandemic.

Operating profit
Total operating profit was £2,014 million in Q1 2020 compared with £1,428 million in Q1 2019. The Total operating margin was 22.2%. Adjusted operating profit was £2,675 million, up 24% AER, 24% CER on a turnover increase of 19% CER. The Adjusted operating margin was 29.4%. On a pro-forma basis, Adjusted operating profit was 14% higher at CER on a turnover increase of 10% CER. The Adjusted pro-forma operating margin was 29.4%.

An increase in value of the shares in Hindustan Unilever Limited to be received in connection with the disposal of Horlicks and other Consumer Healthcare brands as well as income from asset disposals were partly offset by higher re-measurement charges on the contingent consideration liabilities and increased charges for Major restructuring, including costs to integrate the Consumer Healthcare Joint Venture.

The increase in pro-forma Adjusted operating profit primarily reflected the benefit from strong sales growth across all three businesses, including stock building as a result of the COVID-19 pandemic in Pharmaceuticals and Consumer Healthcare, partly offset by continuing price pressure and investment in R&D.

Earnings per share
Total EPS was 31.5p, compared with 16.8p in Q1 2019. Adjusted EPS was 37.7p compared with 30.1p in Q1 2019, up 25% AER, 26% CER. The improvement primarily reflected strong operating performance, an increase in the value of the shares in Hindustan Unilever Limited to be received in connection with the disposal of Horlicks and other Consumer Healthcare brands and a reduced effective tax rate, partly offset by increased re-measurement charges on the contingent consideration liabilities and put option.

Cash flow
The net cash inflow from operating activities for the quarter was £965 million (Q1 2019: £663 million) and free cash flow was £531 million (Q1 2019: £165 million). The increase primarily reflected improved operating profits and the beneficial timing of payments for returns and rebates, partly offset by higher working capital.

R&D pipeline

37 medicines in development, 15 Vaccines

Pipeline news flow highlights since Q4 2019
Updates relating to COVID-19

Collaborations
●
Sanofi and GSK announced that they have signed a letter of intent to enter into a collaboration to develop an adjuvanted candidate vaccine for COVID-19, using innovative technology from both companies, to help address the ongoing pandemic. The companies plan to initiate Phase I clinical trials in the second half of 2020 and, if successful and subject to regulatory considerations, a vaccine could be available in H2 2021.

●
GSK and Vir Biotechnology announced they have entered into a collaboration to research and develop solutions for coronaviruses, including SARS-CoV-2, the virus that causes COVID-19. The collaboration will use Vir’s proprietary monoclonal antibody platform technology to accelerate existing and identify new anti-viral antibodies that could be used as therapeutic or preventative options to help address the current COVID-19 pandemic and future outbreaks.

●
GSK has also entered several other collaborations on protein-based COVID-19 vaccine candidates including with the University of Queensland, Xiamen Innovax Biotech, Clover Biopharmaceuticals and Chongqing Zhifei. GSK has also entered into other collaborations that have not been announced with partners featuring other technologies, where GSK is supplying its pandemic adjuvant technology.

Oncology

Zejula (niraparib, PARP inhibitor)
●
The US FDA and the European Medicines Agency accepted submission of Zejula in first-line maintenance treatment for women with platinum-responsive advanced ovarian cancer based on data from the PRIMA study.

Belantamab mafodotin (GSK2857916, BCMA immunoconjugate)
●	The US FDA granted priority review of belantamab mafodotin for patients with relapsed/refractory multiple myeloma. The PDUFA date has been set for August 2020.

Dostarlimab (TSR-042, PD-1 antagonist)
●	The US FDA accepted submission of dostarlimab for the second line treatment of patients with dMMR/MSI-H recurrent endometrial cancer.

GSK’762 (BET inhibitor)
●	GSK’762 for cancer was terminated as data did not support progressing.

HIV/Infectious diseases

Cabenuva (cabotegravir + rilpivirine)
●
Cabenuva received Health Canada approval as the first complete, long-acting, regimen for the treatment of HIV. Submission of a reply to the FDA’s Complete Response Letter is expected by the middle of the year.

●
Positive long-term data from the Phase III FLAIR study demonstrating efficacy and safety of cabotegravir and rilpivirine in adults living with HIV were presented at the 2020 Conference on Retroviruses and Opportunistic Infections (CROI).

●
Positive 48-week data from the Phase III ATLAS-2M study showing the every-two-month regimen of cabotegravir and rilpivirine has similar efficacy to once-monthly dosing were presented at the 2020 Conference on Retroviruses and Opportunistic Infections (CROI).

Fostemsavir (attachment inhibitor)
●
A regulatory application was submitted to the European Medicines Agency for fostemsavir for heavily treatment-experienced adults with multi-drug resistant HIV-1 infection who are unable to form a suppressive regimen.

QURA Therapeutics
●	ViiV Healthcare and UNC-Chapel Hill announced the five-year renewal of the innovative HIV cure partnership, QURA Therapeutics.

Immuno-inflammation

Benlysta (belimumab)
●	The US FDA granted Breakthrough Therapy Designation for Benlysta for the treatment of lupus nephritis. Regulatory submission is expected in Q2 2020.

Respiratory

Trelegy Ellipta (FF/UMEC/VI)
●	The European Medicines Agency accepted the regulatory submission of Trelegy Ellipta for the treatment of asthma in adults supported by the Phase III CAPTAIN study.

Nucala (mepolizumab)
●
Positive data has been received in-house from a Phase III study of Nucala in patients with nasal polyps. Nucala is the first anti-IL5 compound to show a benefit in this indication in a Phase III study. Regulatory submission is expected in H2 2020.

Other pharmaceuticals

Tuberculosis
●	A collaboration, called “PAN-TB”, with philanthropic, non-profit and private sector organisations was launched to accelerate the development of novel tuberculosis drug regimens.

GR121619 (oxytocin)
●	GR121619 rights for postpartum haemorrhage were returned to Monash University.

Vaccines

Rotarix
●	The European Medicines Agency approved the “PCV (Porcine Circovirus) free” variant of Rotarix.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 215 751 3335	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Morris	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and pro-forma growth and other non-IFRS measures are defined on page 40.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK is undertaking a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 21 and 22.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for Q1 2020 include three months of results of the former Pfizer consumer healthcare business from 1 January 2020.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates for the quarter are calculated comparing reported results for Q1 2020, calculated applying the exchange rates used in the comparative period, with the results for Q1 2019 adjusted to include the equivalent three months of results of the former Pfizer consumer healthcare business during Q1 2019, as consolidated (in US$) and included in Pfizer’s US GAAP results.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2019.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period. At 31 March 2020, the liability, which is discounted at 8.5%, stood at £5,325 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in Q1 2020 were £213 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 51 and 52 of the Annual Report 2019.

Financial performance – Q1 2020

Total results

The Total results for the Group are set out below.

	Q1 2020 £m	Q1 2019 £m	Growth £%	Growth CER%

Turnover	9,090	7,661	19	19

Cost of sales	(3,199)	(2,733)	17	18

Gross profit	5,891	4,928	20	20

Selling, general and administration	(2,916)	(2,477)	18	19
Research and development	(1,187)	(1,006)	18	18
Royalty income	67	73	(8)	(5)
Other operating income/(expense)	159	(90)

Operating profit	2,014	1,428	41	42

Finance income	41	34
Finance expense	(229)	(224)
Share of after tax profits of associates and joint ventures	9	57

Profit before taxation	1,835	1,295	42	42

Taxation	(156)	(310)
Tax rate %	8.5%	23.9%

Profit after taxation	1,679	985	70	71

Profit attributable to non-controlling interests	114	155
Profit attributable to shareholders	1,565	830

	1,679	985	70	71

Earnings per share	31.5p	16.8p	87	89

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q1 2020 and Q1 2019 are set out on pages 21 and 22.

	Q1 2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Turnover	9,090	100	19	19	10

Cost of sales	(2,610)	(28.7)	18	20	9
Selling, general and administration	(2,786)	(30.6)	16	18	8
Research and development	(1,086)	(11.9)	12	11	9
Royalty income	67	0.6	(8)	(5)	(5)

Adjusted operating profit	2,675	29.4	24	24	14

Adjusted profit before tax	2,497		23	23
Adjusted profit after tax	2,155		32	32
Adjusted profit attributable to shareholders	1,873		26	27

Adjusted earnings per share	37.7p		25	26

Operating profit by business	Q1 2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	2,018	45.9	3	2	2
Pharmaceuticals R&D*	(835)		14	14	14

Total Pharmaceuticals	1,183	26.9	(4)	(5)	(5)
Vaccines	858	47.5	40	39	39
Consumer Healthcare	766	26.8	78	82	26

	2,807	30.9	23	23	14
Corporate & other unallocated costs	(132)

Adjusted operating profit	2,675	29.4	24	24	14

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q1 2020

	£m	Growth £%	Growth CER%

Respiratory	871	38	38
HIV	1,207	8	8
Immuno-inflammation	151	25	24
Oncology	81	88	88
Established Pharmaceuticals	2,086	(7)	(6)

	4,396	6	6

US	1,758	4	3
Europe	1,142	14	15
International	1,496	2	4

	4,396	6	6

Pharmaceuticals turnover in the quarter was £4,396 million, up 6% AER, 6% CER. Respiratory sales were up 38% AER, 38% CER to £871 million on growth of Trelegy Ellipta and Nucala. HIV sales of £1,207 million grew 8% AER, 8% CER, with growth of Juluca and Dovato exceeding the decline of Triumeq. Sales of Established Pharmaceuticals declined 7% AER, 6% CER to £2,086 million, reflecting lower Advair sales in the US.

Towards the end of the quarter, additional demand and customer stock building in Europe and the US related to the COVID-19 pandemic had a positive impact on the growth of HIV and Respiratory products. This was partly offset by lower sales in China, reflecting different stages in the progress of the pandemic and different government and market responses.

In the US, sales grew 4% AER, 3% CER. Continued growth of Nucala, Trelegy Ellipta and Benlysta was partly offset by the decline in Established Products, including the ongoing impact of the loss of exclusivity of Advair. In Europe, sales grew 14% AER, 15% CER, with strong growth in Respiratory and HIV, including the impact of COVID-19 related customer stock building. International grew 2% AER, 4% CER, with Respiratory and HIV growth partly offset by lower Established Pharmaceutical sales, including the impact of a weaker allergy season in Japan and market disruption from COVID-19 in China.

Respiratory
Total Respiratory sales were up 38% AER, 38% CER, with strong growth from Nucala, Trelegy and Relvar/Breo in all regions. In the US, Trelegy and Nucala growth continued and Relvar/Breo benefited from the impact of a prior period RAR adjustment. In Europe, Respiratory sales growth of 40% AER, 42% CER, reflected strong growth of Relvar/Breo, Trelegy and Nucala. International Respiratory sales grew 36% AER, 36% CER, including Nucala, up 50% AER, 55% CER, and Relvar/Breo, up 19% AER, 16% CER to £83 million.

Sales of Nucala were £210 million in the quarter and grew 38% AER, 38% CER, with US sales up 35% AER, 33% CER to £115 million. Europe sales of £62 million grew 38% AER, 38% CER and International sales of £33 million grew 50% AER, 55% CER, benefiting from new at-home use application launches worldwide.

Sales of Ellipta products were up 38% AER, 38% CER to £661 million, driven by growth in all regions. In the US, sales grew 38% AER, 37% CER, reflecting continued strong growth of Trelegy Ellipta and the benefit of a prior period RAR adjustment to Relvar/Breo. In Europe, Ellipta products grew 41% AER, 44% CER. Sales of Trelegy Ellipta contributed £193 million globally in the quarter, driven by an increase in US market share.

Relvar/Breo Ellipta sales were up 33% AER, 32% CER to £285 million. In the US, Relvar/Breo grew 47% AER, 45% CER, benefiting from a prior period RAR adjustment. In Europe and International, Relvar/Breo continued to grow strongly, up 30% AER, 33% CER and 19% AER, 16% CER, respectively.

HIV
HIV sales were £1,207 million with growth of 8% AER, 8% CER in the quarter. The dolutegravir franchise grew 9% AER, 9% CER to £1,161 million. The remaining portfolio, with sales of £46 million, 4% of total HIV sales, declined 15% AER, 13% CER and reduced the overall growth of total HIV by one percentage point.

Sales of dolutegravir products were £1,161 million. Sales benefited from customer stock building due to COVID-19, mainly on Tivicay and Triumeq, with Tivicay delivering sales of £412 million, up 8% AER, 8% CER. Sales of Triumeq declined 8% AER, 8% CER to £563 million. The two-drug regimens, Juluca and Dovato, delivered combined sales of £186 million, with growth more than offsetting the decline in Triumeq.

In the US, total dolutegravir sales grew 3% AER, 2% CER and in Europe dolutegravir sales grew 16% AER, 18% CER. The growth was driven by two-drug regimen share growth and increased COVID-19 related customer stock building. Following recent launches of Dovato, sales of the two-drug regimens were £139 million in the US and £43 million in Europe, with combined growth offsetting the decline in Triumeq. International continued to grow strongly with total dolutegravir sales growth of 22% AER, 25% CER, driven by Tivicay tender business.

Oncology
Sales of Zejula were £81 million in the quarter, with growth of 93% AER, 93% CER benefiting from a favourable comparison with Q1 2019 as the product was acquired part way through that quarter. Sales comprised £48 million in the US and £33 million in Europe.

Immuno-inflammation
Sales of Benlysta in the quarter were up 25% AER, 24% CER to £151 million, including sales of the sub-cutaneous formulation of £67 million. In the US, Benlysta grew 20% AER, 18% CER to £126 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals were £2,086 million, down 7% AER, 6% CER.

Established Respiratory products declined 11% AER, 11% CER to £965 million. The rate of decline of US Advair sales reduced to 40% AER, 40% CER, reflecting the start of generic competition in Q1 2019. Also in the US, Ventolin sales were up 1% AER, but down 1% CER to £147 million, including the benefit of strong uptake of the authorised generic version launched in Q1 2019. Established Respiratory sales in the US were adversely impacted by prior period RAR adjustments in the quarter, but the overall, impact on total Pharmaceuticals growth from US prior period RAR adjustments was not significant. In Europe, Seretide sales were £127 million, with the decline slowing to 5% AER, 3% CER, reflecting continued competition from generic products partly offset by increased COVID-19 related demand. Ventolin sales grew 15% AER, 18% CER to £38 million. In International, sales of Seretide were down 8% AER, 7% CER.

The remainder of the Established Pharmaceuticals portfolio declined by 3% AER, 2% CER to £1,121 million, including the impact of Zantac withdrawal, declines in Viread and Tykerb in China and the impact of a European Relenza tender in Q1 2019. These declines were partly offset by growth in Augmentin in Europe and International and in Dermatology products in International.

Vaccines turnover

	Q1 2020

	£m	Growth £%	Growth CER%

Meningitis	225	8	11
Influenza	21	40	53
Shingles	647	81	79
Established Vaccines	912	(3)	(3)

	1,805	19	19

US	1,013	30	29
Europe	348	3	4
International	444	9	13

	1,805	19	19

Vaccines turnover grew 19% AER, 19% CER to £1,805 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed to growth, with strong demand for Bexsero and Menveo. Established Vaccines declined 3% AER, 3% CER to £912 million, primarily due to lower channel inventory and unfavourable year-on-year US CDC stockpile movements for Hepatitis vaccines together with the divestment of Rabipur and Encepur, partly offset by favourable phasing on Rotarix in Emerging Markets and stronger demand elsewhere in International.

Meningitis
Meningitis sales grew 8% AER, 11% CER to £225 million. Bexsero sales grew 5% AER, 8% CER to £164 million, driven by strong demand and favourable timing of tenders in Europe together with market growth in the US. Menveo grew 21% AER, 24% CER, reflecting higher demand and favourable phasing in Europe and strong demand in the US.

Influenza
Fluarix/FluLaval sales were £21 million, up 40% AER, 53% CER, reflecting favourable phasing and higher demand in International.

Shingles
Shingrix sales grew 81% AER, 79% CER to £647 million, primarily driven by continued strong uptake in the US. Germany and Canada also contributed to growth.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) declined by 5% AER, 4% CER. Infanrix/Pediarix sales declined 2% AER, 1% CER to £180 million, reflecting lower channel inventory and unfavourable year-on-year CDC stockpile movements in the US, partly offset by the favourable timing of tenders in Europe, together with stronger demand and favourable phasing in International. Boostrix sales were down 9% AER, 9% CER to £112 million primarily due to unfavourable phasing in International and lower channel inventory in the US.

Hepatitis vaccines declined 11% AER, 11% CER to £213 million, primarily due to lower channel inventory and unfavourable year-on-year US CDC stockpile movements, partly offset by lower returns and rebates in the US and improved supply in Europe.

Synflorix sales grew 2% AER, 3% CER to £123 million, primarily due to stronger demand in International and the favourable timing of tenders in Europe.

Rotarix sales were up 13% AER, 13% CER to £151 million, reflecting favourable phasing in Emerging Markets and stronger demand elsewhere in International.

MMRV vaccines sales grew 4% AER, 7% CER to £57 million, largely driven by improved supply in Europe.

Consumer Healthcare turnover

	Q1 2020

	£m	Growth £%	Growth CER%

Oral health	733	11	13
Pain relief	611	65	68
Vitamins, minerals and supplements	363	>100	>100
Respiratory health	439	51	51
Digestive health and other	452	29	31
	2,598	53	55

Brands divested/under review	264	(6)	(4)

	2,862	44	46

US	969	98	96
Europe	746	25	27
International	1,147	28	33

	2,862	44	46

Pro-forma growth			11

On a reported basis, sales grew 44% AER, 46% CER to £2,862 million, largely driven by the inclusion of the Pfizer portfolio. On a pro-forma basis, sales grew 11% CER and 14% CER excluding brands divested/under review. Overall growth was heavily impacted by consumer and government responses to the COVID-19 pandemic.

The impact of COVID-19 varied across regions as a result of differing government actions and consumer behaviour. The US, UK, Australia and a number of other markets benefited from increased demand and shopper activity in both traditional retail and e-commerce channels which resulted in accelerated purchases across all categories, while some markets, including India and China, were negatively impacted by mandated retailer shut-downs.

Oral health
Oral health sales grew 11% AER, 13% CER to £733 million in the quarter. Sensodyne continued to perform strongly, reporting mid-teens growth. This primarily reflected the underlying strength of the brand, but also benefited from increased shopper activity across both traditional retail and e-commerce channels in the US. Gum health grew in double digits, with broad-based growth, while Denture care grew in mid-single digits.

Pain relief
Pain relief grew 65% AER, 68% CER to £611 million. On a pro-forma basis, sales grew in the mid-teens per cent, with significant growth of Advil and Panadol reflecting accelerated purchases as a result of COVID-19. This was partly offset by Voltaren, which was flat for the quarter.

Vitamins, minerals and supplements
Vitamins, minerals and supplements more than doubled to £363 million. On a pro-forma basis, sales grew in the high-teens per cent, with strong performances from Centrum and Emergen-C, reflecting increased demand for wellbeing products.

Respiratory health
Respiratory health sales grew 51% AER, 51% CER to £439 million in the quarter. On a pro-forma basis, sales grew in the mid-twenties per cent, with broad-based growth across the category, primarily reflecting a combination of accelerated purchases and increased consumption in response to the COVID-19 pandemic.

Digestive health and other
Digestive health and other brands grew 29% AER, 31% CER to £452 million. On a pro-forma basis, sales grew in low-single digits. The strong performance of Digestive health, with growth driven largely by Tums in the US, was partly offset by a weaker Skin health performance.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 35.2%, 0.5 percentage points lower at AER and 0.5 percentage points lower in CER terms compared with Q1 2019. This reflected a reduction in the costs of Major restructuring programmes, primarily as a result of lower write downs in a number of manufacturing sites, partly offset by the unwinding of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 28.7%, flat at AER, flat at CER compared with Q1 2019. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 28.7%, 0.3 percentage points lower at CER, compared with Q1 2019. This reflected a more favourable product mix in Vaccines, primarily due to the growth of Shingrix in the US and a further contribution from integration and restructuring savings in Pharmaceuticals and Consumer Healthcare, offset by unfavourable product mix and continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 32.1%, 0.3 percentage points lower at AER and 0.1 percentage points lower at CER compared with Q1 2019. This included increased major restructuring costs partly offset by lower significant legal and transaction costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 30.6%, 0.6 percentage points lower at AER than in Q1 2019 and 0.4 percentage points lower on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 30.6%, 0.6 percentage points lower at CER, compared with Q1 2019.

The growth in Adjusted SG&A costs of 16% AER, 18% CER and 8% CER on a pro-forma basis reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV as well as increased costs for a number of legal settlements. This was partly offset by the continuing benefit of restructuring in Pharmaceuticals and Consumer Healthcare and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
Total R&D expenditure was £1,187 million (13.1% of turnover), up 18% AER, 18% CER, including an increase in major restructuring costs. Adjusted R&D expenditure was £1,086 million (11.9% of turnover), 12% higher at AER, 11% higher at CER than in Q1 2019. On a pro-forma basis, Adjusted R&D expenditure grew 9% CER compared with Q1 2019.

Pharmaceuticals R&D expenditure was £853 million, up 14% AER, 13% CER, reflecting a continued significant increase in Oncology investment across multiple mid and late-stage assets including the legacy Tesaro portfolio and a number of other programmes, including belantamab mafodotin, ICOS and bintrafusp alfa. In addition to the Oncology investment there has also been increased spending on the progression of key assets in the specialty and primary care portfolio, including otilimab for rheumatoid arthritis, mepolizumab for COPD and gepotidacin for urogenital gonorrhoea and uncomplicated urinary tract infection. These increases in investment were partly offset by reduced spend in ViiV Healthcare and on daprodustat, where the significant costs related to clinical trial materials have now ended. R&D expenditure in Vaccines and Consumer Healthcare was £158 million and £75 million, respectively.

Royalty income
Royalty income was £67 million (Q1 2019: £73 million), down 8% AER, 5% CER, primarily reflecting adverse movements in Consumer Healthcare.

Other operating income/(expense)
Net other operating income of £159 million (Q1 2019: £90 million expense) primarily reflected an increase in value of the shares in Hindustan Unilever Limited to be received in connection with the disposal of Horlicks and other Consumer Healthcare brands. The cumulative increase in value since the signing of the proposed transaction was £780 million. The majority of this transaction completed on 1 April 2020. Other operating income also included an increase in profit and milestone income from a number of asset disposals.

This was partly offset by accounting charges of £473 million (Q1 2019: £85 million credit) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £435 million (Q1 2019: £60 million credit) for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions as well as the unwind of the discounting.

Operating profit
Total operating profit was £2,014 million in Q1 2020 compared with £1,428 million in Q1 2019. An increase in value of the shares in Hindustan Unilever Limited to be received in connection with the disposal of Horlicks and other Consumer Healthcare brands as well as income from asset disposals were partly offset by higher re-measurement charges on the contingent consideration liabilities and increased charges for Major restructuring, primarily arising from restructuring in the Vaccines business and costs to integrate the Consumer Healthcare Joint Venture.

Excluding these and other Adjusting items, Adjusted operating profit was £2,675 million, 24% higher than Q1 2019 at AER and 24% higher at CER on a turnover increase of 19% CER. The Adjusted operating margin of 29.4% was 1.2 percentage points higher at AER, and 1.1 percentage points higher on a CER basis than in Q1 2019. On a pro-forma basis, Adjusted operating profit was 14% higher at CER on a turnover increase of 10% CER. The Adjusted pro-forma operating margin of 29.4% was 0.9 percentage points higher on a CER basis than in Q1 2019.

The increase in pro-forma Adjusted operating profit primarily reflected the benefit from strong sales growth across all three businesses, including an uplift from the impact of increased customer demand and stock building as a result of the COVID-19 pandemic in Pharmaceuticals and Consumer Healthcare, a more favourable mix in Vaccines, the continued benefit of restructuring and tight control of ongoing costs across all three businesses. This was partly offset by continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, investment in R&D including a significant increase in Oncology investment, partly on the assets from the Tesaro acquisition, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q1 2020 amounted to £215 million (Q1 2019: £217 million). This included cash payments made to Shionogi of £213 million (Q1 2019: £219 million).

Operating profit by business
Pharmaceuticals operating profit was £1,183 million, down 4% AER, 5% CER on a turnover increase of 6% at CER. The operating margin of 26.9% was 2.9 percentage points lower at AER than in Q1 2019 and 3.1 percentage points lower on a CER basis. This primarily reflected the increase in cost of sales percentage due to the continued impact of lower prices, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, a significant increase in Oncology R&D and investment in new product support and targeted priority markets, together with higher provisions for legal settlements and costs in the quarter. This was partly offset by the continued benefit of restructuring and tight control of ongoing costs.

Vaccines operating profit was £858 million, up 40% AER, 39% CER on a turnover increase of 19% CER. The operating margin of 47.5% was 7.2 percentage points higher at AER than in Q1 2019 and 6.7 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from strong sales growth, particularly Shingrix in the US, improved product mix and higher royalty income.

Consumer Healthcare operating profit was £766 million, up 78% AER, 82% CER on a turnover increase of 46% CER. On a pro-forma basis, operating profit was £766 million, 26% CER higher on a turnover increase of 11% CER. The operating margin of 26.8% was 5.1 percentage points higher at AER and 5.3 percentage points higher on a CER basis than in Q1 2019. The pro-forma operating margin of 26.8% was 3.2 percentage points higher on a CER basis. The higher margins were primarily driven by significantly higher than normal sales growth due to COVID-19 buying patterns, as well as strong sales performance from a number of power brands. This growth was partially reduced by increased promotional investment and unfavourable movements in other income.

Net finance costs
Total net finance costs were £188 million compared with £190 million in Q1 2019. Adjusted net finance costs were £187 million compared with £187 million in Q1 2019. During Q1 2020, favourable fair value gains on interest rate swaps more than offset lower interest income on cash and adverse foreign exchange. The impact of higher debt levels was offset by favourable refinancing of term debt during 2019.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates was £9 million (Q1 2019: £57 million). Q1 2019 included a one-off adjustment of £51 million to reflect GSK’s share of increased after tax profits of Innoviva primarily as a result of a non-recurring income tax benefit.

Taxation
The charge of £156 million represented an effective tax rate on Total results of 8.5% (Q1 2019: 23.9%) and reflected the different tax effects of the various Adjusting items, including the non-taxable gain arising from the increase in value of the shares in Hindustan Unilever Limited to be received in connection with the disposal of Horlicks and other Consumer Healthcare brands. Tax on Adjusted profit amounted to £342 million and represented an effective Adjusted tax rate of 13.7% (Q1 2019: 19.7%), primarily reflecting the cancellation by the UK Government of a reduction in the UK corporation tax rate from 19% to 17% resulting in an increase in the value of balance sheet deferred tax assets.

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2019. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £114 million (Q1 2019: £155 million). The reduction was primarily due to a reduced allocation of ViiV Healthcare profits of £40 million (Q1 2019: £129 million), including increased charges for re-measurement of contingent consideration liabilities. This was partly offset by an increased allocation of Consumer Healthcare profits of £59 million (Q1 2019: £nil) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, and which included the unwind of the fair value uplift on acquired inventory and major restructuring costs.

The allocation of Adjusted earnings to non-controlling interests amounted to £282 million (Q1 2019: £149 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare profits of £139 million (Q1 2019: £nil) following the buyout of Novartis’ interest in June 2018 and the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019 as well as an increased allocation of ViiV Healthcare profits of £128 million (Q1 2019: £123 million), partly offset by lower net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Total earnings per share was 31.5p, compared with 16.8p in Q1 2019. The increase in earnings per share primarily reflected strong operating performance, an increase in the value of the shares in Hindustan Unilever Limited to be received in connection with the disposal of Horlicks and other Consumer Healthcare brands and a reduced effective tax rate, partly offset by increased re-measurement charges on the contingent consideration liabilities and put options and a one-off benefit in Q1 2019 from increased share of after tax profits of the associate Innoviva.

Adjusted EPS was 37.7p compared with 30.1p in Q1 2019, up 25% AER, 26% CER, on a 24% CER increase in Adjusted operating profit. The improvement primarily resulted from a reduced effective tax rate partly offset by reduced share of after tax profits of associates resulting from a non-recurring income tax benefit in Innoviva and a higher non-controlling interest allocation of Consumer Healthcare profits.

Currency impact on Q1 2020 results
The results for Q1 2020 are based on average exchange rates, principally £1/$1.29, £1/€1.17 and £1/Yen 140. Comparative exchange rates are given on page 37. The period-end exchange rates were £1/$1.24, £1/€1.13 and £1/Yen 134.

In the quarter, turnover increased 19% AER, 19% CER. Total EPS was 31.5p compared with 16.8p in Q1 2019. Adjusted EPS was 37.7p compared with 30.1p in Q1 2019, up 25% AER, 26% CER. The marginally negative currency impact primarily reflected the weakness in Euro and emerging market currencies offset by weakness of Sterling, particularly against the US$ and Yen, relative to Q1 2019. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the negative currency impact of one percentage point on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q1 2020 and Q1 2019 are set out below.

Three months ended 31 March 2020

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal andother items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	9,090						9,090
Cost of sales	(3,199)	171	29	293	96		(2,610)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,891	171	29	293	96		6,480

Selling, general and administration	(2,916)		14	106		10	(2,786)
Research and development	(1,187)	17		84			(1,086)
Royalty income	67						67
Other operating income/(expense)	159				473	(632)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,014	188	43	483	569	(622)	2,675

Net finance costs	(188)			1			(187)
Share of after tax profits of associates and joint ventures	9						9
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,835	188	43	484	569	(622)	2,497

Taxation	(156)	(39)	(6)	(105)	(58)	22	(342)
Tax rate %	8.5%						13.7%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,679	149	37	379	511	(600)	2,155
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	114				168		282

Profit attributable to shareholders	1,565	149	37	379	343	(600)	1,873
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	31.5p	3.0p	0.8p	7.6p	6.9p	(12.1)p	37.7p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,965						4,965
	––––––––––––						––––––––––––

Three months ended 31 March 2019

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,661						7,661
Cost of sales	(2,733)	171	13	341	5		(2,203)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,928	171	13	341	5		5,458

Selling, general and administration	(2,477)		4	25	29	22	(2,397)
Research and development	(1,006)	17	2	15		1	(971)
Royalty income	73						73
Other operating (expense)/income	(90)			(1)	(87)	178	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,428	188	19	380	(53)	201	2,163

Net finance costs	(190)			1	(3)	2	(187)
Share of after tax profits of associates and joint ventures	57						57
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,295	188	19	381	(53)	203	2,033

Taxation	(310)	(37)	(3)	(58)	8		(400)
Tax rate %	23.9%						19.7%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	985	151	16	323	(45)	203	1,633
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	155				(6)		149

Profit attributable to shareholders	830	151	16	323	(39)	203	1,484
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	16.8p	3.1p	0.3p	6.5p	(0.7)p	4.1p	30.1p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,936						4,936
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in Q1 2020 were £483 million (Q1 2019: £380 million), analysed as follows:

	Q1 2020			Q1 2019

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	26	155	181	24	312	336
Consumer Healthcare Joint Venture integration programme	57	2	59	10	-	10
Separation Preparation restructuring programme	237	-	237	-	-	-
Combined restructuring and integration programme	3	3	6	22	12	34

	323	160	483	56	324	380

Cash charges primarily arose from restructuring of Vaccines Manufacturing and R&D functions as well as commercial pharmaceuticals restructuring under the Separation Preparation programme, integration costs under the Consumer Healthcare Joint Venture integration programme and restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro under the 2018 major restructuring programme. Non-cash charges under the 2018 major restructuring programme primarily related to write down of sites on disposal of sites as part of plans to restructure the manufacturing network.

Total cash payments made in Q1 2020 were £168 million (Q1 2019: £174 million), £34 million for the existing Combined restructuring and integration programme (Q1 2019: £121 million), £53 million (Q1 2019: £53 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters, a further £70 million relating to the Consumer Healthcare Joint Venture integration programme and £11 million relating to the Separation Preparation restructuring programme.

The analysis of Major restructuring charges by business was as follows:

	Q1 2020 £m	Q1 2019 £m

Pharmaceuticals	172	336
Vaccines	210	-
Consumer Healthcare	74	21

	456	357
Corporate & central functions	27	23

Total Major restructuring costs	483	380

The analysis of Major restructuring charges by Income statement line was as follows:

	Q1 2020 £m	Q1 2019 £m

Cost of sales	293	341
Selling, general and administration	106	25
Research and development	84	15
Other operating expense	-	(1)

Total Major restructuring costs	483	380

The benefit in the quarter from the 2018 major restructuring programme was £0.1 billion. Given their early stages, the benefits from the Consumer Healthcare Joint Venture integration and Separation Preparation restructuring programmes were less than £0.1 billion.

The 2018 major restructuring programme, including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at 2019 rates). These savings are intended to be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

The completion of the new Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges of £0.3 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support New GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway
●	Prepare Consumer Healthcare to operate as a standalone company

The programme will target delivery of £0.7 billion of annual savings by 2022 and £0.8 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of anticipated divestments are largely expected to cover the cash costs of the programme.

Additional one-time costs to prepare Consumer Healthcare for separation are estimated at £600-700 million, excluding transaction costs.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £569 million (Q1 2019: £53 million credit). This included a net £473 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q1 2020 £m	Q1 2019 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	435	(60)
ViiV Healthcare put options and Pfizer preferential dividends	49	(24)
Contingent consideration on former Novartis Vaccines business	(11)	(1)
Release of fair value uplift on acquired Pfizer inventory	91	-
Other adjustments	5	32

Total transaction-related charges	569	(53)

The £435 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of a £94 million unwind of the discount and £341 million primarily from updated exchange rate assumptions as well as adjustments to sales forecasts. The £49 million charge relating to the ViiV Healthcare put options and Pfizer preferential dividends represented an increase in the valuation of the put option as a result of updated exchange rate assumptions as well as adjustments to multiples and sales forecasts.

The ViiV Healthcare contingent consideration liability is valued on a long-term basis. The potential impact of the COVID-19 pandemic remains uncertain and at 31 March 2020, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 10.

Divestments, significant legal charges and other items
Divestments and other items included a gain in the period of £536 million arising from the increase in value of the shares in Hindustan Unilever Limited to be received in connection with the disposal of Horlicks and other Consumer Healthcare brands, as well as milestone income and certain other Adjusting items. A charge of £5 million (Q1 2019: £22 million) for significant legal matters included the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £5 million (Q1 2019: £4 million).

Cash generation

Cash flow

	Q1 2020	Q1 2019

Net cash inflow from operating activities (£m)	965	663
Free cash flow* (£m)	531	165
Free cash flow growth (%)	>100%	(50)%
Free cash flow conversion* (%)	34%	20%
Net debt** (£m)	26,668	27,058

*	Free cash flow and free cash flow conversion are defined on page 40.
**	Net debt is analysed on page 39.

Q1 2020
The net cash inflow from operating activities for the quarter was £965 million (Q1 2019: £663 million). The increase primarily reflected improved operating profits, the beneficial timing of payments for returns and rebates and reduced inventory, partly offset by a higher increase in trade receivables as a result of strong sales in the quarter.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £213 million (Q1 2019: £219 million), of which £185 million was recognised in cash flows from operating activities and £28 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £531 million for the quarter (Q1 2019: £165 million). The increase primarily reflected improved operating profits, the beneficial timing of payments for returns and rebates, reduced inventory and the receipt of milestone income, partly offset by a higher increase in trade receivables as a result of strong sales in the quarter and higher dividends to non-controlling interests.

Net debt
At 31 March 2020, net debt was £26.7 billion, compared with £25.2 billion at 31 December 2019, comprising gross debt of £32.0 billion and cash and liquid investments of £5.3 billion, including £0.5 billion reported within Assets held for sale. Net debt increased due to £1.2 billion of net adverse exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items and the dividend paid to shareholders of £0.9 billion, partly offset by £0.5 billion of free cash flow and £0.2 billion of income from disposals of businesses and investments.

At 31 March 2020, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £7.3 billion with loans of £3.4 billion repayable in the subsequent year.

The potential impact of the COVID-19 pandemic remains uncertain but at 31 March 2020, the Group had sufficient cash for its operational needs and continues to fund its global operations effectively. GSK also has access to significant additional undrawn committed sources of finance if required.

Returns to shareholders

Quarterly dividends
The Board has declared a first interim dividend for 2020 of 19 pence per share (Q1 2019: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board currently intends to maintain the dividend for 2020 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 7 July 2020. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 14 May 2020, with a record date of 15 May 2020 and a payment date of 9 July 2020.

	Paid/payable	Pence per share	£m

2020
First interim	9 July 2020	19	946

2019
First interim	11 July 2019	19	940
Second interim	10 October 2019	19	941
Third interim	9 January 2020	19	941
Fourth interim	9 April 2020	23	1,144

		80	3,966

Weighted average number of shares
	Q1 2020 millions	Q1 2019 millions

Weighted average number of shares – basic	4,965	4,936
Dilutive effect of share options and share awards	45	42

Weighted average number of shares – diluted	5,010	4,978

At 31 March 2020, 4,976 million shares (Q1 2019: 4,946 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 1.6 million shares under employee share schemes in the year for proceeds of £23 million (Q1 2019: £27 million).

At 31 March 2020, the ESOP Trust held 40.5 million GSK shares against the future exercise of share options and share awards. The carrying value of £385 million has been deducted from other reserves. The market value of these shares was £610 million.

At 31 March 2020, the company held 367.7 million Treasury shares at a cost of £5,144 million, which has been deducted from retained earnings.

Financial information

Income statement

	Q1 2020 £m	Q1 2019 £m

TURNOVER	9,090	7,661

Cost of sales	(3,199)	(2,733)

Gross profit	5,891	4,928

Selling, general and administration	(2,916)	(2,477)
Research and development	(1,187)	(1,006)
Royalty income	67	73
Other operating income/(expense)	159	(90)

OPERATING PROFIT	2,014	1,428

Finance income	41	34
Finance expense	(229)	(224)
Share of after tax profits of associates and joint ventures	9	57

PROFIT BEFORE TAXATION	1,835	1,295

Taxation	(156)	(310)
Tax rate %	8.5%	23.9%

PROFIT AFTER TAXATION	1,679	985

Profit attributable to non-controlling interests	114	155
Profit attributable to shareholders	1,565	830

	1,679	985

EARNINGS PER SHARE	31.5p	16.8p

Diluted earnings per share	31.2p	16.7p

Statement of comprehensive income

	Q1 2020 £m	Q1 2019 £m

Profit for the period	1,679	985

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	178	75
Fair value movements on cash flow hedges	(18)	-
Reclassification of cash flow hedges to income statement	1	1
Deferred tax on fair value movements on cash flow hedges	-	(1)

	161	75

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	53	(18)
Fair value movements on equity investments	(39)	38
Deferred tax on fair value movements on equity investments	10	(10)
Re-measurement gains/(losses) on defined benefit plans	1,000	(442)
Tax on re-measurement gains/(losses) on defined benefit plans	(187)	75

	837	(357)

Other comprehensive expense for the period	998	(282)

Total comprehensive income for the period	2,677	703

Total comprehensive income for the period attributable to:
Shareholders	2,510	566
Non-controlling interests	167	137

	2,677	703

Pharmaceuticals turnover – three months ended 31 March 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Respiratory	871	38	38	464	38	36	247	40	42	160	36	36
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Ellipta products	661	38	38	349	38	37	185	41	44	127	32	32
Anoro Ellipta	117	15	16	63	9	9	36	33	33	18	6	12
Arnuity Ellipta	9	29	29	7	17	17	-	-	-	2	100	100
Incruse Ellipta	57	(16)	(16)	30	(32)	(32)	20	11	11	7	17	17
Relvar/Breo Ellipta	285	33	32	115	47	45	87	30	33	83	19	16
Trelegy Ellipta	193	>100	>100	134	>100	>100	42	>100	>100	17	>100	>100

Nucala	210	38	38	115	35	33	62	38	38	33	50	55

HIV	1,207	8	8	705	2	1	320	15	17	182	18	21
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Dolutegravir products	1,161	9	9	691	3	2	305	16	18	165	22	25
Tivicay	412	8	8	214	(4)	(5)	106	13	15	92	39	42
Triumeq	563	(8)	(8)	338	(12)	(13)	156	(3)	(1)	69	1	4
Juluca	120	71	69	94	54	51	24	>100	>100	2	100	100
Dovato	66	-	-	45	-	-	19	-	-	2	-	-

Epzicom/Kivexa	9	(53)	(47)	1	-	-	3	(50)	(50)	5	(58)	(50)
Selzentry	26	13	13	11	(15)	(15)	8	14	14	7	>100	>100
Other	11	(8)	(8)	2	(60)	(60)	4	33	33	5	25	25

Immuno-inflammation	151	25	24	126	20	18	14	27	36	11	>100	>100
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Benlysta	151	25	24	126	20	18	14	27	36	11	>100	>100

Oncology	81	88	88	48	85	81	33	94	100	-	-	-
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Zejula	81	93	93	48	85	81	33	>100	>100	-	-	-

Established Pharmaceuticals	2,086	(7)	(6)	415	(22)	(23)	528	1	2	1,143	(4)	(2)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Established Respiratory	965	(11)	(11)	303	(24)	(25)	220	1	2	442	(5)	(4)
Seretide/Advair	395	(19)	(18)	106	(40)	(40)	127	(5)	(3)	162	(8)	(7)
Flixotide/Flovent	123	(16)	(16)	50	(36)	(37)	28	8	8	45	7	10
Ventolin	253	3	4	147	1	(1)	38	15	18	68	3	6
Avamys/Veramyst	109	(5)	(5)	-	-	-	19	-	5	90	(6)	(7)
Other Respiratory	85	(7)	(8)	-	-	-	8	14	-	77	(8)	(8)

Dermatology	111	3	6	-	-	-	38	-	-	73	7	12
Augmentin	169	6	8	-	-	-	57	16	18	112	1	3
Avodart	141	(1)	-	1	-	-	49	(13)	(11)	91	6	7
Imigran/Imitrex	34	10	13	15	25	25	13	-	8	6	-	-
Lamictal	137	4	5	69	6	5	32	28	32	36	(14)	(12)
Seroxat/Paxil	36	(10)	(10)	-	-	-	10	11	11	26	(16)	(16)
Valtrex	28	4	4	4	(20)	(20)	9	29	29	15	-	-
Others	465	(10)	(9)	23	(51)	(51)	100	(6)	(7)	342	(6)	(4)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Pharmaceuticals	4,396	6	6	1,758	4	3	1,142	14	15	1,496	2	4
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Vaccines turnover – three months ended 31 March 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Meningitis	225	8	11	80	13	11	95	14	17	50	(9)	-
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Bexsero	164	5	8	54	12	13	84	9	12	26	(16)	(10)
Menveo	40	21	24	26	13	9	9	>100	>100	5	(17)	17
Other	21	5	10	-	-	-	2	-	-	19	6	11

Influenza	21	40	53	2	>100	>100	-	-	-	19	36	50
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Fluarix, FluLaval	21	40	53	2	>100	>100	-	-	-	19	36	50

Shingles	647	81	79	600	83	80	20	>100	>100	27	13	17
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Shingrix	647	81	79	600	83	80	20	>100	>100	27	13	17

Established Vaccines	912	(3)	(3)	331	(12)	(13)	233	(7)	(5)	348	11	13
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Infanrix, Pediarix	180	(2)	(1)	88	(15)	(16)	54	15	15	38	15	21
Boostrix	112	(9)	(9)	58	(5)	(5)	35	(5)	(3)	19	(24)	(28)

Hepatitis	213	(11)	(11)	128	(18)	(19)	55	10	12	30	(6)	(6)

Rotarix	151	13	13	41	(9)	(9)	31	7	10	79	32	32

Synflorix	123	2	3	-	-	-	19	6	11	104	1	2

Priorix, Priorix Tetra, Varilrix	57	4	7	-	-	-	29	7	7	28	-	7
Cervarix	12	(40)	(40)	-	-	-	4	(20)	(20)	8	(47)	(47)
Other	64	(3)	(5)	16	33	17	6	(84)	(84)	42	>100	>100
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Vaccines	1,805	19	19	1,013	30	29	348	3	4	444	9	13
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Balance sheet

	31 March 2020 £m	31 December 2019 £m
ASSETS
Non-current assets
Property, plant and equipment	10,427	10,348
Right of use assets	975	966
Goodwill	10,899	10,562
Other intangible assets	31,499	30,955
Investments in associates and joint ventures	367	314
Other investments	1,824	1,837
Deferred tax assets	4,165	4,096
Derivative financial instruments	166	103
Other non-current assets	2,037	1,020

Total non-current assets	62,359	60,201

Current assets
Inventories	5,952	5,947
Current tax recoverable	365	262
Trade and other receivables	8,530	7,202
Derivative financial instruments	1,242	421
Liquid investments	86	79
Cash and cash equivalents	4,769	4,707
Assets held for sale	1,079	873

Total current assets	22,023	19,491

TOTAL ASSETS	84,382	79,692

LIABILITIES
Current liabilities
Short-term borrowings	(7,265)	(6,918)
Contingent consideration liabilities	(796)	(755)
Trade and other payables	(15,310)	(14,939)
Derivative financial instruments	(381)	(188)
Current tax payable	(815)	(629)
Short-term provisions	(768)	(621)

Total current liabilities	(25,335)	(24,050)

Non-current liabilities
Long-term borrowings	(24,741)	(23,590)
Corporation tax payable	(195)	(189)
Deferred tax liabilities	(3,903)	(3,810)
Pensions and other post-employment benefits	(3,663)	(3,457)
Other provisions	(775)	(670)
Derivative financial instruments	-	(1)
Contingent consideration liabilities	(4,904)	(4,724)
Other non-current liabilities	(769)	(844)

Total non-current liabilities	(38,950)	(37,285)

TOTAL LIABILITIES	(64,285)	(61,335)

NET ASSETS	20,097	18,357

EQUITY
Share capital	1,346	1,346
Share premium account	3,275	3,174
Retained earnings	6,353	4,530
Other reserves	2,120	2,355

Shareholders’ equity	13,094	11,405

Non-controlling interests	7,003	6,952

TOTAL EQUITY	20,097	18,357

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Shareholder’s equity £m	Non-controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2020	1,346	3,174	4,530	2,355	11,405	6,952	18,357

Profit for the period			1,565		1,565	114	1,679
Other comprehensive (expense)/income for the period			998	(53)	945	53	998
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			2,563	(53)	2,510	167	2,677
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(119)	(119)
Contribution from non-controlling interests						3	3
Dividends to shareholders			(941)		(941)		(941)
Shares issued	-	23			23		23
Realised after tax losses on disposal of equity investments			(41)	41	-		-
Shares acquired by ESOP Trusts		78	362	(440)	-		-
Write-down on shares held by ESOP Trusts			(217)	217	-		-
Share-based incentive plans			97		97		97
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2020	1,346	3,275	6,353	2,120	13,094	7,003	20,097
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

As previously reported	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672
Adjustment to non-controlling interest	-	-	(579)	-	(579)	579	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
As revised	1,345	3,091	(2,716)	2,061	3,781	(109)	3,672
Implementation of IFRS16			(93)		(93)		(93)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2019, as adjusted	1,345	3,091	(2,809)	2,061	3,688	(109)	3,579
Profit for the period			830		830	155	985
Other comprehensive income/(expense) for the period			(302)	38	(264)	(18)	(282)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			528	38	566	137	703
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(92)	(92)
Dividends to shareholders			(935)		(935)		(935)
Shares issued	-	27			27		27
Realised after tax profits on disposal of equity investments			6	(6)	-		-
Shares acquired by ESOP Trusts		33	295	(328)	-		-
Write-down on shares held by ESOP Trusts			(191)	191	-		-
Share-based incentive plans			89	-	89		89
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2019	1,345	3,151	(3,017)	1,956	3,435	(64)	3,371
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – three months ended 31 March 2020

	Q1 2020 £m	Q1 2019 £m

Profit after tax	1,679	985
Tax on profits	156	310
Share of after tax profits of associates and joint ventures	(9)	(57)
Net finance expense	188	190
Depreciation, amortisation and other adjusting items	194	1,183
Increase in working capital	(1,340)	(789)
Contingent consideration paid	(186)	(194)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	544	(771)

Cash generated from operations	1,226	857
Taxation paid	(261)	(194)

Net cash inflow from operating activities	965	663

Cash flow from investing activities
Purchase of property, plant and equipment	(197)	(222)
Proceeds from sale of property, plant and equipment	6	7
Purchase of intangible assets	(147)	(82)
Proceeds from sale of intangible assets	113	8
Purchase of equity investments	(26)	(14)
Proceeds from sale of equity investments	45	20
Purchase of businesses, net of cash acquired	-	(3,642)
Contingent consideration paid	(29)	(23)
Disposal of businesses	146	(23)
Investment in associates and joint ventures	(1)	(4)
Interest received	18	23
Dividends from associates and joint ventures	14	-

Net cash outflow from investing activities	(58)	(3,952)

Cash flow from financing activities
Issue of share capital	23	27
Increase in short-term loans	-	5,711
Increase in long-term loans	-	2,622
Repayment of short-term loans	(116)	(3,502)
Repayment of lease liabilities	(53)	(49)
Interest paid	(96)	(117)
Dividends paid to shareholders	(941)	(935)
Distributions to non-controlling interests	(119)	(92)
Contribution from non-controlling interest	3	-
Other financing items	247	(4)

Net cash (outflow)/inflow from financing activities	(1,052)	3,661

(Decrease)/increase in cash and bank overdrafts in the period	(145)	372

Cash and bank overdrafts at beginning of the period	4,831	4,087
Exchange adjustments	42	(40)
(Decrease)/increase in cash and bank overdrafts	(145)	372

Cash and bank overdrafts at end of the period	4,728	4,419

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,769	4,132
Cash and cash equivalents reported in assets held for sale	483	486

	5,252	4,618
Overdrafts	(524)	(199)

	4,728	4,419

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs include the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment

	Q1 2020 £m	Q1 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	4,396	4,158	6	6
Vaccines	1,805	1,522	19	19
Consumer Healthcare	2,862	1,981	44	46

	9,063	7,661	18	19
Corporate and other unallocated turnover	27	-

Total turnover	9,090	7,661	19	19

Operating profit by segment

	Q1 2020 £m	Q1 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	2,018	1,968	3	2
Pharmaceuticals R&D	(835)	(730)	14	14

Pharmaceuticals including R&D	1,183	1,238	(4)	(5)
Vaccines	858	614	40	39
Consumer Healthcare	766	430	78	82

Segment profit	2,807	2,282	23	23
Corporate and other unallocated costs	(132)	(119)

Adjusted operating profit	2,675	2,163	24	24
Adjusting items	(661)	(735)

Total operating profit	2,014	1,428	41	42

Finance income	41	34
Finance costs	(229)	(224)
Share of after tax profits of associates and joint ventures	9	57

Profit before taxation	1,835	1,295	42	42

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2019. At 31 March 2020, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 19 was £0.3 billion (31 December 2019: £0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

A significant development since the date of the Annual Report 2019 is as follows:

In February 2020, the Group reached a settlement with respect to the claims brought by the US Securities and Exchange Commission (the SEC) against the Group, relating to the Group’s acquisition of Stiefel Laboratories, Inc., in 2009. Accordingly, the trial scheduled in US federal court for 7 July 2020 will not go forward, and the matter is now concluded.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2020, and should be read in conjunction with the Annual Report 2019, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2019.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2019 were published in the Annual Report 2019, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2020	Q1 2019	2019

Average rates:
US$/£	1.29	1.31	1.28
Euro/£	1.17	1.15	1.14
Yen/£	140	144	139

Period-end rates:
US$/£	1.24	1.31	1.32
Euro/£	1.13	1.17	1.18
Yen/£	134	145	143

During Q1 2020 average Sterling exchange rates were weaker against the US Dollar and Yen but stronger against the Euro compared with the same period in 2019. Period-end Sterling exchange rates were weaker against the US Dollar, the Euro and Yen compared with the 2019 period-end rates.

Net assets
The book value of net assets increased by £1,740 million from £18,357 million at 31 December 2019 to £20,097 million at 31 March 2020. This primarily reflected the Total profit for the period and the re-measurement gains on defined benefit plans exceeding the dividend paid in the period.

The carrying value of investments in associates and joint ventures at 31 March 2020 was £367 million (31 December 2019: £314 million), with a market value of £385 million (31 December 2019: £396 million).

At 31 March 2020, the net deficit on the Group’s pension plans was £946 million compared with £1,921 million at 31 December 2019. The decrease in the net deficit primarily arose from increases in the rate used to discount UK pension liabilities from 2.0% to 2.4%, and a reduction in the UK inflation rate from 3.0% to 2.6%, partly offset by a decrease in the rate used to discount US pension liabilities from 3.2% to 3.1%. The values of the UK and US assets also reduced, primarily as a result of the impact of the COVID-19 pandemic.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,060 million (31 December 2019: £1,011 million).

The contingent consideration liability amounted to £5,700 million at 31 March 2020 (31 December 2019: £5,479 million), of which £5,325 million (31 December 2019: £5,103 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £338 million (31 December 2019: £339 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 March 2020, £764 million (31 December 2019: £730 million) is expected to be paid within one year.

Movements in contingent consideration were as follows:

Q1 2020	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,103	5,479
Re-measurement through income statement	435	436
Cash payments: operating cash flows	(185)	(186)
Cash payments: investing activities	(28)	(29)

Contingent consideration at end of the period	5,325	5,700

Q1 2019	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,937	6,286
Re-measurement through income statement	(60)	(69)
Cash payments: operating cash flows	(195)	(194)
Cash payments: investing activities	(24)	(23)

Contingent consideration at end of the period	5,658	6,000

Contingent liabilities
There were contingent liabilities at 31 March 2020 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 36.

Business acquisitions/disposals
On 30 March 2020, GSK completed the sale of the ThermaCare business worldwide, excluding North America, for proceeds of £142 million. This disposal was required as part of the European Commission’s antitrust approval of GSK’s acquisition of Pfizer’s consumer healthcare business which completed in July 2019.
On 1 April 2020, GSK completed its divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries (excluding Bangladesh) to Unilever and the merger of GSK’s Indian listed Consumer Healthcare entity with Hindustan Unilever Limited, an Indian listed public company. GSK received a 5.7% equity stake in Hindustan Unilever Limited and approximately £400 million in cash. The divestment in Bangladesh is expected to close later this year.

Reconciliation of cash flow to movements in net debt

	Q1 2020 £m	Q1 2019 £m

Net debt, as previously reported	(25,215)	(21,621)
Implementation of IFRS 16	-	(1,303)

Net debt at beginning of the period, as adjusted	(25,215)	(22,924)

Increase in cash and bank overdrafts	(145)	372
Net decrease in short-term loans	116	(2,209)
Increase in long-term loans	-	(2,622)
Repayment of lease liabilities	53	49
Debt of subsidiary undertakings acquired	-	(482)
Exchange adjustments	(1,454)	763
Other non-cash movements	(23)	(5)

Increase in net debt	(1,453)	(4,134)

Net debt at end of the period	(26,668)	(27,058)

Net debt analysis

	31 March 2020 £m	31 December 2019 £m

Liquid investments	86	79
Cash and cash equivalents	4,769	4,707
Cash and cash equivalents reported in assets held for sale	483	507
Short-term borrowings	(7,265)	(6,918)
Long-term borrowings	(24,741)	(23,590)

Net debt at end of the period	(26,668)	(25,215)

Free cash flow reconciliation

	Q1 2020 £m	Q1 2019 £m

Net cash inflow from operating activities	965	663
Purchase of property, plant and equipment	(197)	(222)
Proceeds from sale of property, plant and equipment	6	7
Purchase of intangible assets	(147)	(82)
Proceeds from disposals of intangible assets	113	8
Net finance costs	(78)	(94)
Dividends from joint ventures and associates	14	-
Contingent consideration paid (reported in investing activities)	(29)	(23)
Distributions to non-controlling interests	(119)	(92)
Contribution from non-controlling interest	3	-

Free cash flow	531	165

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 9 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 39.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for Q1 2020 include three months of results of the former Pfizer consumer healthcare business from 1 January 2020.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates at CER for the quarter are calculated comparing reported results for Q1 2020, calculated applying the exchange rates used in the comparative period, with the results for Q1 2019 adjusted to include the equivalent three months of results of the former Pfizer consumer healthcare business during Q1 2019, as consolidated (in US$) and included in Pfizer’s US GAAP results.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook, assumptions and cautionary statements

2020 guidance
As set out in ‘GSK’s response to COVID-19’ on page 2, there are significant internal and external risks to business performance for the remainder of the year, and particularly over the next few months. Based on our current assessment of the impact of COVID-19, we are maintaining our Adjusted EPS guidance for the year at this point, but we will, if needed, update guidance as more information becomes available to inform our expected financial performance for the full-year 2020.

2016-2020 outlook
In May 2015, GSK announced that it expected Group sales to grow at CER at a low-to-mid single digits percentage CAGR and Adjusted EPS to grow at CER at a mid-to-high single digit percentage CAGR for the period 2016-2020. On 3 December 2018, GSK announced that it continued to expect to deliver on its previously published Group outlooks to 2020, but, following the acquisition of Tesaro, expected Adjusted EPS growth at CER for the period 2016-2020 to be at the bottom end of the mid-to-high single digit percentage CAGR range. These outlooks are based on 2015 exchange rates.

Assumptions related to 2020 guidance and 2016-2020 outlook
In outlining the expectations for 2020 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to the end of 2020, GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group’s revenue, earnings and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, except for the acquisition of Tesaro, the divestment of Horlicks and other Consumer Healthcare products to Unilever and the formation of a new Consumer Healthcare Joint Venture with Pfizer, all announced in December 2018, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the macro-economic and healthcare environment over the period. The 2020 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017 and the product divestments planned in connection with the formation of the Consumer Healthcare Joint Venture with Pfizer.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020, including the extension and enhancement to the combined programme announced on 26 July 2017, the new Major restructuring plan announced on 25 July 2018, the Consumer Healthcare Joint Venture integration programme and the new Separation Preparation programme. They also assume that the integration and investment programmes following the Tesaro acquisition and the Consumer Healthcare Joint Venture with Pfizer over this period are delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding pro-forma growth rates
The pro-forma growth rates at CER in this Results Announcement have been provided to illustrate the position in Q1 2020 relative to the position in Q1 2019 as if, for the purposes of the Q1 2019 results, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018 and that, accordingly, three months of results of the former Pfizer consumer healthcare business were included in Q1 2019. The results of the former Pfizer consumer healthcare business included for Q1 2019 are as consolidated (in US$) and included in Pfizer’s US GAAP results. The results for Q1 2020 used to calculate the pro-forma growth rates are as reported at CER.

The pro-forma growth rates have been provided for illustrative purposes only and, by their nature, address a hypothetical situation and therefore do not represent the Group’s actual growth rates. The pro-forma growth rates do not purport to represent what the Group’s results of operations actually would have been if the Pfizer acquisition had been completed on the date indicated, nor do they purport to represent the results of operations at any future date. In addition, the pro-forma growth rates do not reflect the effect of anticipated synergies and efficiencies or accounting and reporting differences associated with the acquisition of the Pfizer consumer healthcare business.

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc (“the Company”) to review the condensed financial information in the Results Announcement for the three months ended 31 March 2020.

What we have reviewed
The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three month period ended 31 March 2020 on pages 28 to 29;
●	the balance sheet as at 31 March 2020 on page 32;
●	the statement of changes in equity for the three month period then ended on page 33;
●	the cash flow statement for the three month period then ended on page 34; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 35 to 39 that have been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2019, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 35 to 39, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of GlaxoSmithKline plc, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement by applying consistent accounting policies to those applied by the Group in the Annual Report 2019, which was prepared in accordance with IFRS as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the interim financial information in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial information in the Results Announcement for the three months ended 31 March 2020 is not prepared, in all material respects in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 36.

Deloitte LLP
Statutory Auditor
London, United Kingdom
29 April 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 29, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc